September 4, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re: Obagi Medical Products, Inc.
      Form 10-K for the Year Ended December 31, 2008 (the “2008 Form 10-K”)
      DEF14A filed April 30, 2009 (the “2009 Proxy Statement”)
      File No. 001-33204

Ladies and Gentlemen:

We are in receipt of your letter dated August 31, 2009 regarding your review of the above-referenced filings of Obagi Medical Products, Inc. (“OMPI”). We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Form 10-K for the Year Ended December 31, 2008

Business
Manufacturing, page 13

1.
We note your disclosure here and in your risk factors section on page 25, that some of your products are supplied by a single source and that certain supply arrangements can be terminated at any time and that there is no guarantee that you could replace the aesthetic qualities or exact formulation of the related products. Given the significance of these supply relationships, please identify the suppliers of your Healthy Skin Protection and Sun Block sunscreen products and the manufacturer of metronidazole. To the extent that you are substantially dependent on any of these suppliers, please file the related agreements as exhibits to your 10-K pursuant to Item 601(b)(10) of Regulation S-K and describe the material terms of each agreement.

    We acknowledge the Staff’s comment and supplementally advise the Staff that we are currently in the process of qualifying second or third manufacturers for certain of our products, including our sun protection products. We further note that although some of our sun protection products are currently supplied by a single source, there are several

U.S. Securities and Exchange Commission
September 4, 2009

manufacturers of substantially similar products available; accordingly, we do not believe that any impairment to or loss of services under that supply relationship would have a material effect on our business. Similarly, although we obtain metronidazole from a single supplier, that drug is the generic equivalent of Metrogel and is widely and readily available from several other suppliers.

    In light of this information and in response to the Staff’s comment, we intend to revise the disclosure in the “Business” section of our Annual Report on Form 10-K for the year ending December 31, 2009 (the “2009 Form 10-K”) to reflect the identities of the manufacturers upon which we are dependent and to clarify the nature of our relationships with our suppliers as follows (for your convenience, all modifications or additions to the text included in the 2008 Form 10-K have been set forth in bold):

“Manufacturing

We believe our manufacturing processes provide us with a competitive advantage, which we have developed through years of experience formulating skin care products. We maintain manufacturing scalability and flexibility by maintaining manufacturing with five qualified contract manufacturers: Arizona Natural Resources, Inc., Bay Cities Container Corporation, Denison Pharmaceuticals Inc., PureTek Corporation, and Swiss-American Products Inc. However, we do not have long-term contracts with most of these parties. For all of our proprietary product concepts, we also own the related manufacturing processes, methods and formulations. In the fourth quarter of 2005, we invested in our own manufacturing facility in order to develop the ability to manage and protect the manufacturing process with respect to certain of our new product pipeline concepts. Currently, we plan to use this facility solely for the purpose of smaller scale product manufacturing in connection with new product technologies and smaller market introduction quantities. We currently perform part of the manufacturing process for the CLENZIderm M.D. system ~~and SoluCLENZ Rx Gel~~ in this facility. This facility will allow us to protect intellectual property related to our products in the initial stages unless and until we believe we can transfer such know-how to third-party manufacturers with full protection of related intellectual property.

We use only FDA compliant manufacturers who specialize in the manufacture of prescription and OTC pharmaceutical and/or cosmetic products. These parties manufacture products pursuant to our specifications. All of these manufacturers are required by law and by our manufacturing standards to comply with current Good Manufacturing Practice ("cGMP"). We pre-qualify and continually monitor our manufacturers for quality and compliance. We also require documentation of compliance and quality from those manufacturers that we act as representative for in connection with the promotion and sale of their products. For most of our key products, we have two or more qualified manufacturers. Although certain products, including some of our sun protection products, are currently supplied by a single source, we are in the process of qualifying additional manufacturers for such products. ~~We have one supplier for our Healthy Skin Protection and Sun Block sunscreen products. That supply arrangement can be terminated at any time, and there is no guarantee that we could replace the aesthetic qualities or exact formulation of those sun screen products.~~

U.S. Securities and Exchange Commission
September 4, 2009

In addition, while ~~since~~ physicians can and in many cases do write a prescription for tretinoin and metronidazole to be filled by a pharmacy in conjunction with our Obagi Nu-Derm and Rosaclear Systems, we also purchase tretinoin directly from Triax and metronidazole directly from Tolmar Inc. in order to provide physicians the option of dispensing tretinoin and metronidazole directly from the office along with the Obagi products. These products are currently purchased under ~~a five year~~ product supply agreements, expiring in 2014 and 2013, respectively. ~~entered into in December 2005, which also provides Obagi with the right to develop Obagi branded product offerings.  Our Rosaclear System contains prescription metronidazole, the generic equivalent of Metrogel, which we purchase from a third party, Tolmar Inc., branded with our name.”~~

     In addition, we intend to revise the first paragraph of the discussion of our dependence on third party manufacturers in the “Risk Factors” section of our Quarterly Report on Form 10-Q for the three month period ending September 30, 2009 as well as in our 2009 Form 10-K as follows:

“We have limited commercial manufacturing experience and currently outsource all of our non-BPO product manufacturing to third-party contract manufacturers. Although we have received sufficient material from our manufacturers to meet our current needs, we do not have long-term contracts with most of these third parties. Accordingly, these supply arrangements may be terminated at any time. Although we have two or more qualified manufacturers for certain of our key products, certain products, including some of our sun protection products, are currently supplied by a single source. In the event that this supplier or any of our other third party manufacturers terminates it supply arrangement with us, experiences financial difficulties or suffers any damage to its facilities, we may experience delays in securing sufficient amounts of our products, which could harm our business, reputation and relationships with customers. Triax and Tolmar ~~our supplier of metronidazole~~ are our sole suppliers and manufacturers of tretinoin and metronidazole, respectively, pursuant to contracts that have initial termination dates in 2014~~2010~~ and 2013~~5~~, respectively. While there are several other manufacturers of tretinion and metronidazole, both generic products, t~~T~~he termination of those agreements or any loss of

U.S. Securities and Exchange Commission
September 4, 2009

services under those agreements could ~~would~~ be difficult for us to replace. We expect to continue to rely on third parties to produce materials required for clinical trials and for the commercial production of our products.”

     As noted in the proposed disclosure above, we do not have contracts with most of these third parties. We have filed our agreement with Triax as Exhibit 10.19 to the 2008 Form 10-K. We have not, however, filed our agreement with our supplier of metronidazole as we entered into that agreement in late 2008 and sales of our products containing this ingredient have been immaterial (representing approximately 1% of our net sales) to date. Furthermore, we do not anticipate that such sales will constitute a significant portion of our revenue in the foreseeable future. In the event that we begin to derive any significant revenue from sales of those products, we will file that agreement in accordance with Item 601(b)(10) of Regulation S-K.

Business
Certain Material Agreements
Jose Ramirez and JR, page 14

2.
In the discussion of your contract with Jose Ramirez and JR, please expand your disclosure to describe the aggregate amount of annual fees you may be required to make. Also, with respect to royalty payments, please disclose the potential range of royalty payments (for example, “low-teens” or “high-teens”) and the length of time you would be required to continue making those royalty payments.

     Pursuant to your request, we have provided the following proposed disclosure to be included in the “Business” section of our 2009 Form 10-K (for your convenience, all modifications or additions to the text included in the 2008 Form 10-K have been set forth in bold and any text that has been moved to a different location has been underlined):

“Jose Ramirez and JR

Pursuant to a consultant services and confidentiality agreement (the “JR Agreement”) with Jose Ramirez and JR Chem LLC (collectively, “JR”), we have hired JR to perform research and development activities including product formulation, product development and regulatory work, as detailed in various statements of work. Under the terms of the agreement, JR must assign or license to us all rights, title and interests to any and all inventions made during JR's engagement with us or during the one year period thereafter if such inventions involve or are related to our actual or anticipated research or development, or incorporate or are based on any of our confidential information or ideas. We agreed to pay JR a minimum annual fee of $100,000 per year for five years, commencing on January 1, 2005, plus reasonable and customary expenses incurred at our request in connection with the provision of such services, for this product formulation, product development and regulatory work. We paid JR consulting fees and expenses in the amounts of $[2009 number to be inserted], $1.65 million and $1.57 million under the agreement for the years ended December 31, 2009, 2008 and 2007, respectively.

U.S. Securities and Exchange Commission
September 4, 2009

We have a right of first refusal for the exclusive license of any and all of JR's inventions that he introduces to us related to skin healthcare that are developed or reduced to practice by JR during the term of the agreement, but not in connection with certain service activities documented in the agreement that are not assignable to us or certain various statements of work that we initiate with JR, which are assignable to us as described above. that are not assignable to us under the terms of the agreement. In the event that we exercise this right and obtain such an exclusive license, we agreed to pay a tiered royalty to JR of up to a 5% of annual net sales, with a maximum royalty paid per product subject to an annual cap of $5.0 million, for the life of the applicable patent.  We are entitled, however, to credit against such royalty payments a portion of the expenses we have incurred to develop and commercialize any product subject to the exclusive license. We paid JR an aggregate of approximately $[2009 number to be inserted], $245,000 and $214,000 in royalty fees under the agreement for the years ended December 31, 2009, 2008 and 2007, respectively. To the extent that we sublicense any of our rights under such an exclusive license in exchange for only a license fee or royalty, we have agreed to pay JR a portion of any such license fee or  royalty that we receive, subject to an annual cap and to our ability to credit against any amounts due to JR a portion of the research and development expenses we incurred in connection with the sublicense. Any such sublicense would be subject to JR’s prior approval, which approval may not be unreasonably withheld. However, w~~W~~e have negotiated a separate royalty arrangement for sales of our bi-mineral complex with Rohto.  Pursuant to our arrangement with Rohto, in December 2008, we amended the JR Agreement to modify the royalty rates paid to JR based on Rohto's sales of products containing the bi-mineral technology. ~~We have a right of first refusal for the exclusive license of any and all of JR's inventions related to skin healthcare that are developed or reduced to practice by JR during the term of the agreement, but not in connection with certain service activities documented in the agreement or certain various statements of work, that are not assignable to us under the terms of the agreement. We would pay a royalty fee for any such exclusive licenses~~.

The initial term of the agreement is five years, which began in January 2005, and may be extended for up to two, one-year renewable terms with the mutual written agreement of each party within a certain number of days prior to the expiration of the then-current term. We have the right to terminate the agreement at any time in our sole discretion with written notice by exercising an option to buy-out JR's

U.S. Securities and Exchange Commission
September 4, 2009

remaining service obligation for the then-current term. In our sole discretion, we may pay for the buy-out option with our stock or a combination of stock and cash at a fair market valuation. We have the right to terminate the agreement, without triggering the buy-out option, upon written notice for any violation by JR of this agreement, unless JR is able to cure such violation within such 30 day period. We also have the right to immediately terminate the agreement, without triggering the buy-out option, if JR is convicted of a felony or other crime involving material harm to our standing or reputation, for JR's nonfeasance or willful misconduct, for conduct that brings us into public disgrace or disrepute, or for continuous inattentiveness to JR's duties after written notice of the same. If we exercise our right to terminate the agreement, all of our obligations to JR, except for royalty obligations, shall cease immediately…”

    We respectfully direct your attention to our Confidential Treatment Requests dated November 15, 2006 and  March 12, 2009 pursuant to which we have asked that, among other things, (i) the daily rate for payment of JR’s services, (ii) the portion of any net royalties we receive pursuant to our sublicense of any rights under an exclusive license with JR and the annual cap on such payments, and (iii) the royalties to be paid based upon Rohto’s sales of products containing our bi-mineral complex, be redacted from the JR Agreement and amendment thereto that were filed with the Commission and not disclosed to the public for the reasons enumerated therein.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates
Accounts Receivable, page 43

3.
Please disclose in a comparative tabular format an aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past amounts due.

      We acknowledge the Staff’s request and supplementally advise you that the amounts of accounts receivable deemed past due as of December 31, 2008 and December 31, 2007  were $5.7 million and $6.2 million, respectively. We further supplementally advise you that this decrease in past due amounts was attributable to the extension for certain customers who we deemed credit worthy, based upon their past payment history, of our standard payment terms from net 30 days to net 60 days for selected product purchases to remain competitive in the marketplace. In accordance with the Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, we only recognize revenue in the physician dispensed segment when all of the following criteria are met (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

U.S. Securities and Exchange Commission
September 4, 2009

     In the event that we continue to experience an anomaly in the level of our accounts receivable for the year ending December 31, 2009, we will provide a disclosure of amounts past due for the relevant periods and any reasons for a material increase or decrease in such amounts in the 2009 Form 10-K.

     In light of this supplemental disclosure, we have not provided acounts receivable aging in tabular format.

Liquidity and Capital Resources, page 49

4.	You state that the days sales outstanding has increased from 59 days at December 31, 2007 to 74 at December 31, 2008. Please disclose the reasons for the increase in days sales outstanding.

    We acknowledge the Staff’s comment and intend to add the following disclosure to our future quarterly and annual reports to the extent that our days sales outstanding continue to increase during the applicable period due to reasons similar to those that caused the increase in our days sales outstanding in 2008:

“The recent economic downturn and ongoing tightening of credit in financial markets has, in some cases, adversely impacted our customers’ cash flow and ability to access sufficient credit in a timely manner, which, in turn, has impacted their ability to make timely payments to us.  In addition, for certain selected customers who we deemed to be credit worthy, based upon their prior payment history, we extended our standard payment terms from net 30 days to net 60 days, for selected product purchases to remain competitive in the marketplace. ”

In addition, we will disclose any corresponding increase in our allowance for doubtful accounts and sales returns that we may make in response to such increase in days sales outstanding.

     To the extent that our days sales outstanding increase for a different reason, or decrease significantly, we will provide the reasons for such increase or decrease, as applicable.

U.S. Securities and Exchange Commission
September 4, 2009

Consolidated Financial Statements
Note 1: The Company
Accounts Receivable, page F-7

5.
Please disaggregate the allowance for doubtful accounts and the allowance for sales return reserve within this note and schedule II. In addition, please tell us why the entire allowance for sales return reserves is recorded within accounts receivable with no portion recorded as a current liability.

     The following sets forth a table that is substantially similar to the table that we intend to include in “Schedule II—Valuation and Qualifying Accounts” of our 2009 Form 10-K, except that the table to be included in the 2009 Form 10-K will not provide information for the year ended December 31, 2006, but will include the same information set forth below for the year ending December 31, 2009:

(in thousands)	Balance at Beginning of Period	Charged to Cost and Expense	Charged to Contra-Revenue	Deductions	Balance at End of Period
Year ended December 31, 2006
Allowance for doubtful accounts	$319	$180	$-	$(172)	$327
Allowance for sales returns	182	-	142		324
Reserve for inventories	437	81	-	(242)	276
Year ended December 31, 2007
Allowance for doubtful accounts	$327	$285	$-	$(305)	$307
Allowance for sales returns	324	-	214	-	538
Reserve for inventories	276	303	-	(110)	469
Year ended December 31, 2008
Allowance for doubtful accounts	$307	$660	$-	$(180)	$787
Allowance for sales returns	538	-	(87)	-	451
Reserve for inventories	469	841	-	(613)	697

     In addition, we intend to include the following proposed disclosures under Note 2 of Notes to Consolidated Financial Statements in the 2009 Form 10-K (for your convenience, any modifications of additions to the text that appeared in our 2008 Form 10-K have been set forth in bold):

“Accounts Receivable

The Company performs periodic credit evaluations of the financial condition of its customers, monitors collections and payments from customers, and generally does not require collateral. Receivables are generally due within 30 days, however, recently for certain selected customers who we deemed to be credit worthy, based upon their prior payment history, we extended our standard payment terms to 60 days, for selected product purchases to remain competitive in the marketplace. The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible.

U.S. Securities and Exchange Commission
September 4, 2009

 The Company estimates its allowance for doubtful accounts based on historical write-offs as a percentage of sales less licensing fees, adjusted specifically for accounts that are past due, non-performing, in bankruptcy or otherwise identified as at risk for potential credit loss.  The Company estimates its allowance for doubtful accounts pursuant to sales returns based on the Company's historical rate of returns as a percent of gross sales less licensing fees, historical aging of returns, the Company’s return policy and current market conditions. To date, losses have been within the range of management's expectations.   The allowance for doubtful accounts as of December 31, 2009 and 2008 was $[2009 number to be inserted] and $787, respectively.  See Revenue Recognition in Note 2 for a discussion of allowance for future sales returns.

Concentrations of credit risk, with respect to trade receivables, are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2009 and 2008, no single customer represented more than 5% of the net accounts receivable balance….

Revenue Recognition

The Company recognizes revenue in the physician dispensed segment in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104 ("SAB No. 104"), Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collection is reasonably assured. The Company's shipment terms are FOB shipping point as outlined in its sales agreements.

The Company's domestic sales agreements do not provide for rights of return or price protection. However, the Company may approve returns on a case-by-case basis at its discretion. Based on the Company's historical experience, such returns generally approximate 1.7% of the Company's total gross sales. Certain international distribution agreements do provide for rights of return and price protection. Generally, such return rights are for a period of not more than 90 days after shipment. In accordance with SFAS No. 48 (“SFAS No. 48”), Revenue Recognition When Right of Return Exists, the Company continuously monitors and tracks product returns and records a provision for the estimated future amount of such future returns, based on historical experience and any notification received of pending returns. The allowance for future sales returns as of December 31, 2009 and 2008 was $[2009 number to be inserted] and $451, respectively, and is recorded as a reduction to revenue. The Company does not grant any warranty provisions on its products. The Company provides for discounts and allowances based on historical experience at the time revenue is recognized as a reduction to revenue. To date, actual provisions have approximated management's estimates…”

U.S. Securities and Exchange Commission
September 4, 2009

     With respect to the Staff’s question regarding why no portion of the allowance for sales return reserves is recorded as a current liability, we supplementally advise the Staff that we maintain a return policy that generally allows customers to return product within a specified period (generally not more than 90 days) after shipment of the product has occurred. Returned products are generally replaced with new orders (e.g., when the customer inadvertently ordered the wrong product) or exchanged for new products.  In addition, we generally do not accept returns for expired product.  As a result, we historically have not issued cash in exchange for returned products, and thus, do not record a portion of our allowance for sales reserves as a current liability.  We regard the allowance for sales return reserves as a valuation account of accounts receivable and, accordingly, record the entire reserve within accounts receivable.  We respectfully direct the Staff’s attention to paragraph 34 of the Financial Accounting Standards Board (“FASB”) Concept 6 (“Concept 6”), Elements of Financial Statements a Replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), which states:

“Valuation Accounts

34.        A separate item that reduces or increases the carrying amount of an asset is sometimes found in financial statements. For example, an estimate of uncollectible amounts reduces receivables to the amount expected to be collected, or a premium on a bond receivable increases the receivable to its cost or present value. Those "valuation accounts" are part of the related assets and are neither assets in their own right nor liabilities.

In accordance with Concept 6 and for the reasons enumerated above, we record the allowance for sales return reserves entirely within accounts receivable rather than recording a portion as a current liability.

U.S. Securities and Exchange Commission
September 4, 2009

DEF14A

Compensation Discussion and Analysis
Annual Bonus, page 18

6.
In the discussion of your annual performance incentive program, you disclose that the Compensation Committee established target revenue and adjusted EBIT objectives to be met under the 2008 Plan in order to be eligible to receive bonuses but you did not disclose what those performance targets were. Please provide us with proposed disclosure for inclusion in your 2009 proxy statement which identifies the specific target corporate revenue, adjusted EBIT objectives and individual objectives. Please also confirm that your 2009 filing will include a discussion of the level of achievement of each goal or objective and how such level of achievement of the goal or objective affected each executive officer’s bonus payment under the 2009 Plan.

Pursuant to your request, we have provided the following proposed disclosure for inclusion in our proxy statement for the 2010 Annual Meeting of Stockholders (the “2010 Proxy Statement”), which disclosure assumes that OMPI achieves at least the threshold objectives (but no higher level of performance) required to fund bonuses under the Obagi 2009 Performance Incentive Plan (for your convenience, all modifications or additions to the text included in the 2009 Proxy Statement have been set forth in bold):

  “In March 2009, our Compensation Committee approved the Obagi 2009 Performance Incentive Plan (“2009 Plan”), which is an incentive compensation program for the year ended December 31, 2009 under the 2005 Stock Incentive Plan. It amends and restates and is the successor plan to the Obagi 2008 Performance Incentive Plan (the “2008 Plan”). The 2009 Plan was also ~~is once again~~ designed to motivate, retain and reward our employees based on the achievement of corporate revenue and adjusted EBIT objectives and individual objectives.

 For 2009, in light of continuing adverse economic conditions and the volatile economic environment ~~current conditions affecting the economy~~, our Compensation Committee established ~~revised~~ target revenue and adjusted EBIT objectives of $107,514,000 and $27,396,000, respectively. For the 2009 Plan to be funded for executives to earn any bonuses, we had to ~~must~~ achieve at least 80.0% of the revenue objective and at least 80.0% of the adjusted EBIT objective.  Assuming 100% achievement of the target revenue and adjusted EBIT objectives, the aggregate 2009 Plan pool would have been funded in the amount of $2,223,234, a decrease from the 2008 Plan's target of $2,436,000. If the revenue and adjusted EBIT objectives were ~~are~~ exceeded, an increased amount would have been funded to the 2009 Plan pool, up to 150% of the 2009 target Plan pool. Thirty percent of the 2009 Plan pool ~~will~~ relates to the revenue objective and 70% of the 2009 Plan pool ~~will~~relates to the adjusted EBIT objective and would be allocated as follows:
		Total Contribution to
		Bonus Pool at Target
2009 Plan Pool at 100% of Target Level	Weighting	Performance
Revenue Objective	30%	$ 666,970
EBIT Objective	70%	$ 1,556,264

U.S. Securities and Exchange Commission
September 4, 2009

   In [month to be inserted], 2009, the Compensation Committee determined that we had achieved [number to be inserted] % of the revenue objective and [number to be inserted] % of the adjusted EBIT objective. As a result, the total bonus pool available for distribution based on our actual level of performance against targeted performance was $[2009 number to be inserted].

 ~~In the event that the revenue and adjusted EBIT objectives are sufficiently achieved to fund the 2009 Plan pool~~, T~~t~~he 2009 Plan participants were ~~may be~~ eligible to receive individual incentive awards as established by our Compensation Committee based upon our achievement of ~~individual and in some cases~~   the Company objectives and in some cases individual objectives. ~~Such awards will be paid~~. Our Compensation Committee established ~~the following~~ individual target bonus amounts, calculated as a percentage of the participant's base salary, for our Named Executive Officers (“NEOs”) as set forth in the table below. In making determinations of the actual bonus amount to be paid to each NEO, the Compensation Committee considered Mr. Carlson’s recommendations based upon his assessment of such NEO’s performance against certain financial and non-financial goals established for that NEO in consultation with Mr. Carlson at the beginning of the year, the performance of the NEO’s division or other area of primary responsibility, and any other challenges faced or achievements accomplished during the year.

U.S. Securities and Exchange Commission
September 4, 2009

The following table sets forth the individual target bonus amount established for each NEO, calculated as a percentage of the participant’s base salary, and the actual bonus amount earned by each NEO [a column entitled “Actual Bonus Paid” will be added to this table]:

Name and Title	Target as a Percentage of Base Salary	Target Bonus Amount
Steven R. Carlson, Chief Executive Officer and President	75%	$375,000
Preston S. Romm, Chief Financial Officer and Executive Vice President, Finance, Operations and Administration	60%	$192,000
David S. Goldstein, Executive Vice President, Global Sales and Field Marketing	50%	$147,680
Laura B. Hunter, Vice President, General Counsel and Secretary	50%	$130,000

    The Compensation Committee took into account the following achievements, among others, of the NEOs when determining the amount of the bonus awarded to each NEO: [all specific factors considered to be discussed].

Eligible participants under the 2009 Plan were full-time employees, including executives, who did not participate in sales or other variable incentive pay plans and were employed by us on December 31, 2009.”

     Furthermore, OMPI confirms that the 2010 Proxy Statement will include a discussion of the level of achievement of each goal or objective, the actual bonus paid to each executive officer, how such level or achievement of each goal or objective affected the amount of the actual bonus paid to each executive officer, and any other specific factors considered by the Compensation Committee in making the determination of the actual bonus amount to be paid to each executive officer.

* * * * *
     In addition, OMPI hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
September 4, 2009

     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, please do not hesitate to contact the undersigned at (562) 628-1007.

Sincerely,

 /s/ Laura B. Hunter, Esq.
                                      Vice President and General Counsel

cc: Preston S. Romm
      Ms. Meta Wendt (PricewaterhouseCoopers LLP)